AN:SEC

BERU Aktiengesellschaft
Mörikestr. 155
D-71636 Ludwigsburg
Deutschland
Tel.: +49/7141/132-246
Fax: +49/7141/132-586


BERU

Corporate
Communications
Investor Relations

RECEIVED
2005 FEB 22 A 9:27

From/Von: **Stephanie Schaefer/SIR**

Date/Datum: **15.02.2005**

To/An: **Securities and Exchange Commission**
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC, 20549

SUPPL

Fax: **001-202 942 9624**


05005878

BERU Aktiengesellschaft. Exemption number: 82-34 750

Dear Sir, Madame,

please find as page 1 the current announcement of the BERU AG

End of tender offer period for BERU AG

PROCESSED
FEB 23 2005
THOMSON
FINANCIAL

Your´s sincerly

i.A.

Stephanie Schaefer
Corporate Communications/Investor Relations

2/23

Press Release

BERU

End of tender offer period for BERU AG

Ludwigsburg, February 15, 2005 --- **With the expiry on February 10, 2005 of the extended acceptance period for the voluntary public tender offer for shares in BERU AG by BorgWarner Germany GmbH pursuant to § 16 Par. 2 of the German Act on the Acquisition of Securities and Takeovers (Wertpapiererwerbs- und Übernahmegesetz), the offer had been accepted for 639.209 shares, or 6.39% of BERU AG's share capital.**

Following the completion of the share-purchase agreement concluded with BERU's major shareholders on October 30, 2004 and the exercise of the share-purchase option of October 30, 2004, BorgWarner Germany GmbH had already acquired 63.03% of the shares and voting rights (6,302,670) in BERU AG on January 4, 2005. BorgWarner Germany GmbH, a 100% subsidiary of BorgWarner Inc., USA, is now holding a total of 6.941.879 of BERU AG shares, or 69.42% of the share capital.

In its statement of December 16, 2004, the Executive Board of BERU AG supported the offer and recommended that the shareholders accept it. The Executive Board and the Supervisory Board view the EUR 67.50 per share price offered as fair and reasonable. The offer price represented a premium of 14.66% compared with the volume-weighted average price of BERU shares during the twelve months preceding the announcement of the takeover bid. BERU's former major shareholders – family shareholders and The Carlyle Group – received EUR 59 per share.

Further information can be obtained from:
BERU AG
Corporate Communications & Investor Relations
Tel.: +49 (0)7141 132 246
E-mail: corporate-communications@beru.de

BERU Aktiengesellschaft
Mörikestr. 155
D-71636 Ludwigsburg
Deutschland
Tel.: +49/7141/132-246
Fax: +49/7141/132-586


BERU

Corporate Communications Investor Relations

From/Von:	**Stephanie Schaefer/SIR**
Date/Datum:	**27.01.2005**
To/An:	**Securities and Exchange Commission** Division of Corporate Finance Office of International Corporate Finance 450 Fifth Street, N.W. Washington DC, 20549
Fax:	**001-202 942 9624**

BERU Aktiengesellschaft. Exemption number: 82-34 750

Dear Sir, Madame,

please find as page 1 the current announcement of the BERU AG

Dr. Ulrich Wöhr new Chairman of BERU's Supervisory Board

Your´s sincerly

i.A.

Stephanie Schaefer
Corporate Communications/Investor Relations

Press Release



Dr. Ulrich Wöhr new Chairman of BERU's Supervisory Board

Ludwigsburg, February 9, 2005 --- **Dr. Ulrich Wöhr is the new Chairman of the Supervisory Board of the Ludwigsburg-based Automotive supplier BERU AG.**

BERU AG's Supervisory Board, consisting of six persons, has appointed Dr. Wöhr as Chairman in its meeting on February 9, 2005. Wöhr, who worked almost 20 years at VDO, ten of which as the chairman of the management board, has a long-term experience in the automotive suppliers' industry.

The graduated business economist (Dipl.-Kaufmann) with PhD was Chief Financial Officer at Metallgesellschaft before he was appointed by GEA AG as Chief Executive Officer. As a management consultant and member of several Supervisory Boards he held mandates at Grohe AG, VARTA AG and Pirelli Germany AG, among others. Next to his mandate at BERU, Dr. Ulrich Wöhr is Chairman of the Supervisory Board of Atkon AG, Wiesbaden and member of the Supervisory Board of Sanitec International AG, Hamburg.

The former Chairman Heinrich Rutt, Managing Director of The Carlyle Group, abandoned his Supervisory Board mandate and withdrew from office of BERU's Supervisory Board upon execution of the share purchase agreement of roughly 62% of BERU AG shares through BorgWarner Inc., USA, effective from January 5, 2005.

Besides the two labour representatives, the following members belong to BERU's Supervisory Board, Robin J. Adams, Troy/Michigan/USA, U.S. Certified Accountant and Chief Financial Officer and Chief Administrative Officer of BorgWarner Inc., Anthony D. Hensel, Troy/Michigan/USA, U.S. Certified Accountant and Vice President of BorgWarner Inc. as well as Alfred Weber, Auburn Hills/Michigan/USA, Business economist (Dipl.-Kaufmann) and Vice President of BorgWarner Inc.

For further information please contact:
BERU AG
Corporate Communications & Investor Relations
Stephan Haas
Tel.: +49 7141 13 22 46
E-Mail: corporate-communications@beru.de

BERU Aktiengesellschaft
Mörikestr. 155
D-71636 Ludwigsburg
Deutschland
Tel.: +49/7141/132-246
Fax: +49/7141/132-586



Corporate Communications Investor Relations

From/Von:	**Stephanie Schaefer/SIR**
Date/Datum:	**10.02.2005**
To/An:	**Securities and Exchange Commission** Division of Corporate Finance Office of International Corporate Finance 450 Fifth Street, N.W. Washington DC, 20549
Fax:	**001-202 942 9624**

BERU Aktiengesellschaft. Exemption number: 82-34 750

Dear Sir, Madame,

please find as page 1 the current announcement of the BERU AG

BERU reduces targeted sales growth to a minimum of 10%

Your´s sincerly

i.A. [signature]

Stephanie Schaefer
Corporate Communications/Investor Relations

Press Release

BERU

BERU reduces targeted sales growth to a minimum of 10%

Ludwigsburg, February 10, 2005 --- **Due to the lower numbers of tire-pressure monitoring systems called off than in the prior-year period, an unusually warm early winter resulting in weaker than planned third-quarter unit sales in the aftermarket business, and temporarily lower than expected call-offs in the field of diesel technology from some German manufacturers, the BERU Executive Board expects that the original goal for the full year of increasing the Group's sales revenues by 13% and its operating profit by a similar rate might not quite be achieved.**

In the future, BERU anticipates rising sales of tire-pressure monitoring systems: Deliveries of a major order for such systems received recently from a European manufacturer with a total volume of EUR 80-100 million over 3 years will begin in the next financial year, and should contribute EUR 15-20 million to sales revenues in that year. Profit contributions from Eyquem, our newly acquired French subsidiary, have not yet fulfilled our expectations. The installation of new ultra-modern manufacturing equipment and processes and the restructuring carried out at Eyquem should improve this situation.

Total sales revenues should rise by at least 10% in the current financial year, EBIT (earnings before interest and taxes) should reach at least EUR 56 million, before exceptional expenses for changes in the Executive Board and consulting fees incurred in connection with the takeover offer from BorgWarner of nearly EUR 5 million. In the prior year, BERU achieved an EBIT of EUR 53.4 million.

For further information please contact:
BERU AG
Corporate Communications & Investor Relations
Stephan Haas
Tel.: +49 7141 13 22 46
E-Mail: corporate-communications@beru.de